EXHIBIT 99.18

Personal and confidential

OPTION AGREEMENT

    (option on subscription for shares in Proxima ASA at price below par)

NAME: Dieter Rentzel

    You are hereby assigned the right to subscribe for 15,000 shares at a price of NOK 62 per share. The stock option will be vested over a period of 3 years with one third per year.

Conditions of the option scheme

Issue price

    The issue price is fixed at NOK 62 per share. The figure of NOK 62 corresponds to the shares' market value at the closing of the date the option was allocated, which was February 18th 2000. The issue price has been fixed taking account of current tax regulations and this means that no tax benefit has accrued from the allocation of options on February 18th 2000. Please refer also to the description of the tax implications in the enclosed information.

Exercise periods for the options

    Option holders have the opportunity to exercise 1/3 of the options from 1 March 2001, 1/3 from 1 March 2002 and the remaining 1/3 of the options from 1 March 2003 (subject to approval by a new decision at the company's Annual General Meeting). Please see general information memo regarding possibilities to accumulate options.

    In order to facilitate the practical implementation of the option scheme, option holders are given the right to exercise the first 1/3 of the options in the periods 1-10 March 2001, 1-10 June 2001, 1-10 September 2001 or 1-10 December 2001. The same principle will be applied also for the following years. Options which have not been exercised by March 10, 2003 at the latest will be discontinued.

Lapse of options

    Options (including any unexercised share of these) will lapse if your association with the company ceases. The lapse takes place as of the date the company is given/gives notice of termination of employment or board membership. Options are non-transferable.

Date/Place:	9 March 2000	Signature:	/s/ Dieter Rentzel